

Mail Stop 3233

May 26, 2017

Via E-mail
Mr. Alan F. Feldman
Chief Executive Officer
Resource Income & Opportunity REIT, Inc.
1845 Walnut Street, 18th Floor
Philadelphia, PA 19103

> **Re:** **Resource Income & Opportunity REIT, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed May 5, 2017**
> **File No. 333-201842**

Dear Mr. Feldman:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements in your next amendment.

Prospectus Summary

What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered in the primary offering? page 3

2. Please revise your disclosure to clarify how the ongoing distribution and shareholder servicing fees will affect distributions paid on each share class and to explain how such fees may impact liquidation rights for each share class. Please also explain the channels

through which the different share classes will be made available for purchase in this offering.

What fees will you pay to the advisor and its affiliates?, page 10

3. We note that the ongoing distribution and shareholder servicing fee is considered to be underwriting compensation. Please revise your tabular disclosure here and throughout to link the ongoing distribution and shareholder servicing fee descriptions to the other forms of underwriting compensation discussed under the header "Organization and Offering Stage."

If I buy shares in this offering, how may I later sell them?, page 19

4. We note that you expect to amend your share repurchase program to provide greater liquidity to stockholders after the NAV pricing date. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you will rely on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017), please contact the Division's Office of Mergers and Acquisitions at (202) 551-3440 to discuss whether the amended program is consistent with such relief.

Conflicts of Interest, page 94

5. We note your disclosure on page 94 that none of the affiliated programs invest in office properties, so you do not anticipate any conflicts of interest with those programs. However, we note that you have expanded your investment strategy to target investments in other property types, including multifamily properties. Please revise this section to identify the conflicts of interest that arise from overlapping targeted investments between you and the affiliates of your advisor.

Management Compensation

Example of Advisory Fee Performance Component, page 92

6. We note that your disclosure on page 87 indicates that there is a second component to the performance component of the advisory fee, which allows the Advisor 12.5% of any "remaining Excess Profits." However, the hypothetical example on page 92 does not include this second component to the performance component of the advisory fee, despite the performance component of the advisory fee in line "J" being less than the excess proceeds in line "I." Please either revise the hypothetical example to include the second

component to the performance component of the advisory fee or explain to us why the second component would not be applicable to this hypothetical.

Investment Objectives and Policies

Real Estate as an Alternative Asset Class, page 101

7. We note your disclosure on page 101 that institutional investors have embraced direct investments in real estate for a variety of reasons. Please revise your disclosure to clarify that institutional investors do not invest in non-traded REITs for such purposes.

Investment Portfolio Allocation Targets, page 102

8. We note your revised investment strategy and disclosure on page 102 indicating your intended portfolio allocation targets relating to real estate-related securities. Please provide us with an updated analysis as to why you believe your operations will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please note that we will refer your response to the Division of Investment Management for further review.

Plan of Distribution

Compensation of Dealer Manager and Participating Broker-Dealers, page 171

9. We note your disclosure that Class T shares bear an advisor distribution and shareholder servicing fee of 0.75% per annum and a dealer distribution and shareholder servicing fee of 0.25% per annum. Please revise to clarify the division of services to be provided by the advisor and a broker-dealer in connection with the distribution and shareholder servicing fee on Class T shares and how an investor will know which entity to seek such services from.

Supplement No. 1

Compensation to our Advisor, Dealer Manager, and their Affiliates, page 4

10. We note your disclosure on page 12 of the prospectus that you will reimburse your advisor for allocable personnel salaries and other employment expenses payable to your named executive officers. Please specify any amounts reimbursed for salaries and other employment expenses for your named executive officers for the periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758, or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Jason W. Goode, Esq.
       Alston & Bird LLP